Room 4561

October 11, 2007

Marc J. Lichtman
Chief Financial Officer
Techteam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

Re: Techteam Global, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarterly period ended June 30, 2007
Filed August 9, 2007
File No. 000-16284

Dear Mr. Lichtman:

We have reviewed your response letter dated August 24, 2007, and have the following comment.

Form 10-Q for the quarterly period ended June 30, 2007

Notes to the Financial Statements

Note 5. Stock-Based Compensation, page 8

1.   We note your response to prior comment number 3 which states that you do not believe the error in recording compensation expense for each affected quarter in 2006 is material to the respective quarter. Please provide your SAB 99 analysis which supports your conclusion. Clarify how you considered the impact of the error on net income and EPS reported in the second and third quarter of fiscal year 2006.

*   *   *   *   *

As appropriate, please amend your filing and respond to this comment within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation

S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in <u>writing</u>, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Chris White at (202) 551-3461 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief